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                                                                    Exhibit 99.9



Contacts:  Duane Kimble                          Ken Di Paola or Joel Pomerantz
           Baldwin Piano & Organ Company         The Dilenschneider Group
           (513) 754-4647                        (212) 922-0900



                         BALDWIN PIANO'S KAREN HENDRICKS
                      PLANS TO STEP DOWN AS CEO IN NOVEMBER

                   CFO DUANE KIMBLE NAMED PRESIDENT OF BALDWIN

       MASON, OHIO, February 28, 2001 -- Baldwin Piano & Organ Company (NASDAQ:BPAO) announced today that Karen L. Hendricks, chairman and chief executive officer, plans to step down as CEO in November 2001. She will, however, remain on Baldwin's board of directors. Ms. Hendricks, who has led Baldwin since 1994, has overseen a complete restructuring of piano manufacturing operations and the divestiture of several non-core businesses.

       The company also announced that Duane D. Kimble, 40, Baldwin's chief financial officer, has been appointed to the additional post of president effective immediately. The title of president was previously held by Ms. Hendricks.

       Baldwin said that the January 2001 divestiture of its Contract Electronics Division gave Ms. Hendricks the contractual right to step down as chief executive officer, and she has exercised that right. Ms. Hendricks also has informed the board that she is prepared to extend her departure through January 2002, should the board need additional time to facilitate this transition.

       Ms. Hendricks said, "Baldwin is once again focused solely on the business that built the company's reputation as a maker and marketer of fine pianos for nearly 140 years. The goal of restoring Baldwin to profitability is close at hand, and the board and I agree that this arrangement provides ample time to ensure a smooth, well-planned transfer of chief executive responsibilities.

       Ms. Hendricks noted that she is looking forward to spending more time with her husband, who is retired, and devoting more of her time to public service and educational responsibilities such as her position as a trustee of the Ohio State University.

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       Commenting on Mr. Kimble's appointment, Ms. Hendricks added, "Duane
Kimble has been my strong right hand throughout the extraordinary transition Baldwin has undergone over the past several years. He is the principal architect behind Baldwin's efforts to sharply reduce the substantial debt that has burdened this company. Today's appointment recognizes the important contribution he continues to make to Baldwin's future success."

       Mr. Kimble joined Baldwin in 1998 to oversee strategic planning and was named CFO later that year. Before joining Baldwin, Mr. Kimble had been director of financial and operations analysis for Texas-based Equistar Chemicals. Prior to Equistar, he held a variety of key financial positions with Cincinnati-based Millennium Petrochemicals, Inc. Mr. Kimble was a CPA with Price Waterhouse and is a graduate of Miami University of Ohio.

     Baldwin Piano & Organ Company, the maker of America's best selling pianos, has marketed keyboard musical products for nearly 140 years.


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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995: This release contains forward looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filing with the Securities and Exchange Commission.